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                                                                   Exhibit 2.6
                        RIGHT OF FIRST OFFER AGREEMENT

          This agreement is made and entered this 15th day of May, 1996, by and between Willamette Industries, Inc., an Oregon corporation ("Seller"), and John Hancock Mutual Life Insurance Company, a Massachusetts corporation ("Buyer").

                                   RECITALS:

A. Seller and Buyer are parties to an Asset Sale, Purchase and Transfer Agreement dated April 26, 1996 (the "Purchase Agreement"), pursuant to which Seller has agreed to buy certain timberland and related assets in the state of Oregon.

B. All capitalized terms not otherwise defined herein shall have the meanings given in the Purchase Agreement.

C. Buyer and Seller desire to enter into this Agreement to provide Seller with certain rights with respect to the Timberland Properties.

          NOW, THEREFORE, it is agreed as follows:

    1. Notwithstanding anything to the contrary in this Agreement for a period of 25 years following the Initial Closing, any sale or other transfer by Buyer of its interest in the Timberland Properties, or any portion thereof, other than Exempt Transfers as defined in Section 5 shall be subject to Seller's right of first offer as provided below.

    2. Subject to the provisions of Section 1, in the event Buyer desires to sell or otherwise transfer, whether directly or indirectly, all or any part of the Timberland Properties (the "Offered Property"), it shall give a notice (the "First Offer Notice") to Seller. The First Offer Notice shall specify the price and terms of sale including, without limitation, the description of the Offered Property, the type of deed to be delivered, the exceptions to which the Offered Property will be subject, whether or not title insurance will be provided, and the allocation of responsibility for sales and documentary taxes and other closing costs. The First Offer Notice shall constitute an offer by Buyer to sell its interest in the Offered Property to Seller on the price and terms and conditions set forth in such notice.
Seller, if it desires to accept such offer, shall, within 30 days after the giving of the First Offer Notice, give Buyer written notice to such effect (the "Acceptance Notice"). If Seller shall fail to give the Acceptance Notice within the time period provided, Seller shall be deemed to have consented to the proposed sale and Buyer may sell its interest in the Offered Property upon the price and terms and conditions set forth in the First Offer Notice at any time within six months of the expiration of the time period for the giving of the Acceptance Notice; provided, however, that Buyer may only, during such period, sell at any price equal to or greater than 100 percent the price stated in the First Offer Notice and on terms no more favorable to the purchaser than the terms included in the First Offer Notice.

    3. In the event that Seller gives Buyer an Acceptance Notice, then, on such business day as Seller shall set forth in the Acceptance Notice, which shall be not less than 30 days nor more than 90 days after the giving of the Acceptance Notice, Seller shall purchase the Offered Property for the purchase price stated in the First Offer Notice and upon the other terms and conditions of the First Offer Notice. The closing of the sale shall be held in the offices of The Campbell Group, Inc., in Portland, Oregon, or at such other place as the parties to the sale may mutually agree, on the date selected as provided above. At the closing, Buyer shall deliver to Seller its deed in the form and subject to the exceptions stated in the First Offer Notice.

    4. Notwithstanding anything to the contrary in this Agreement, if any part of the Offered Property to be purchased by Seller pursuant to this Agreement does not have legal, historical, or practical access rights sufficient for timber harvest activity in accordance with then current industry practices for Northwestern Oregon, then such purchase shall include, whether or not described in the First Offer Notice or the Acceptance Notice with respect thereto, additional land or easements providing for such rights of way for access and utilities over reasonable routes on or appurtenant to such Offered Property but over land owned by Buyer or entities controlled by Buyer as shall be necessary for Seller, its successors and assigns, to have such access, in perpetuity, to the purchased Offered Property. No such easements shall unreasonably interfere with Buyer's current or contemplated forestry operations.

    5. The provisions of this Agreement shall not apply to discretionary sales by Buyer and entities controlled by Buyer of not more than 10,000 acres in the aggregate, cutting contracts entered into by Buyer and entities controlled by Buyer of not more than 10,000 acres in the aggregate, none of which shall have a duration in excess of 36 months; transfers or leases (including the assignment of existing leases) of mineral rights, including but not limited to the transfer or leasing of geological formations useful for the underground storage of natural gas, compressed air, and other gaseous substances; right of way easements granted in the ordinary course of business, changes of ownership between Buyer and controlled entities, or distributions in kind to owners of a controlled entity (collectively "Exempt Transfers"); provided that Buyer shall give Seller written notice of each proposed Exempt Transfer at least 30 days prior to the consummation of the transfer and; provided further that in case of changes of ownership between Buyer and controlled entities or distributions in kind, the property transferred shall remain subject to the provisions of this Agreement and Buyer shall deliver to Seller a written acknowledgment of the transferee that it is bound by the provisions of this Agreement.

    6. In the event of a sale to a third party pursuant to paragraph 2 or an exempt transfer to an independent third party pursuant to paragraph 5, Seller shall, at the request of Buyer, execute and acknowledge a memorandum for recording to evidence that the transferred property is no longer subject to Seller's rights under this Agreement.

    7.   The parties shall cause a memorandum of Seller's Right of First
Offer in the form of Exhibit A attached hereto, to be recorded in the official records of Columbia County, Washington County, Clatsop County, and Tillamook County, Oregon.

    8. Any question, controversy, or claim arising under or relating to this Agreement shall be settled by arbitration in accordance with the provisions of Section 9.2 of the Purchase Agreement, except that the arbitration hearing shall be held in Portland, Oregon.

    9. Any notices to be delivered pursuant to this Agreement will be delivered as specified in Section 12.5 of the Purchase Agreement.

    10. This Agreement shall be binding on each buyer under the Purchase Agreement controlled by Buyer. Seller may require as a condition of conveyance of a portion of the Timberland Properties to any buyer controlled by Buyer other than Buyer, that such buyer execute an instrument agreeing to be bound by the terms of this Agreement.

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    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                            WILLAMETTE INDUSTRIES, INC., an Oregon
                            corporation


                            By: /s/ Steven R. Rogel
                                    Steven R. Rogel
                                    President and Chief Executive Officer


                            JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY, a Massachusetts corporation


                            By: /s/ Paul A. Meissner, Jr.
                            Name:   Paul A. Meissner, Jr.
                            Title:  Assistant Treasurer
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                  Exhibits to Right of First Offer Agreement

Exhibit A       Memorandum of Right of First Offer Agreement

Exhibit 1       Legal Description of Timberland Properties

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